Exhibit 99.1

AURORA CANNABIS INC.

Condensed Consolidated Interim Financial Statements

(Unaudited)

For the three months ended September 30, 2019 and 2018

(In Canadian Dollars)

Table of Contents

Condensed Consolidated Interim Statements of Financial Position	3
Condensed Consolidated Interim Statements of Comprehensive (Loss) Income	4
Condensed Consolidated Interim Statements of Changes in Equity	6
Condensed Consolidated Interim Statements of Cash Flows	8

Notes to the Condensed Consolidated Interim Financial Statements

Note 1	Nature of Operations	9	Note 13	Loans and Borrowings	21
Note 2	Significant Accounting Policies and Judgments	9	Note 14	Share Capital	22
Note 3	Accounts Receivable	12	Note 15	Share-Based Compensation	23
Note 4	Strategic Investments	12	Note 16	Earnings Per Share	24
Note 5	Marketable Securities and Derivatives	14	Note 17	Other Income, Net	25
Note 6	Investments in Associates and Joint Ventures	16	Note 18	Supplementary Cash Flow Information	25
Note 7	Biological Assets	16	Note 19	Commitments and Contingencies	25
Note 8	Inventory	17	Note 21	Segmented Information	27
Note 9	Property, Plant and Equipment	18	Note 22	Fair Value of Financial Instruments	27
Note 10	Non-Controlling Interests	19	Note 23	Financial Instruments Risk	29
Note 11	Intangible Assets and Goodwill	19	Note 24	Subsequent Events	30
Note 12	Convertible Debentures	20

AURORA CANNABIS INC.

Condensed Consolidated Interim Statements of Financial Position

As at September 30, 2019 and June 30, 2019

(Unaudited – Amounts reflected in thousands of Canadian dollars)

	Notes	September 30, 2019	June 30, 2019
		$	$
Assets
Current
Cash and cash equivalents		152,526	172,727
Restricted cash	13(a)	45,002	46,066
Accounts receivable	3, 23(a)	91,194	103,493
Income taxes receivable		8,748	8,833
Marketable securities	5(a)	39,404	143,248
Derivatives	5(b)	7,409	-
Biological assets	7	50,733	51,836
Inventory	8	151,762	113,641
Prepaids and other current assets		41,537	24,323
		588,315	664,167

Property, plant and equipment	9	972,788	765,567
Derivatives	5(b)	64,497	86,409
Deposits		10,705	6,926
Investments in associates and joint ventures	6	114,794	118,845
Intangible assets	11	682,694	688,366
Goodwill	11	3,173,006	3,172,550
Total assets		5,606,799	5,502,830

Liabilities
Current
Accounts payable and accrued liabilities	23(b)	163,579	152,884
Deferred revenue		637	749
Convertible debentures	12	248,617	235,909
Loans and borrowings	13	25,977	13,758
Contingent consideration payable	22	25,411	28,137
Deferred gain on derivatives		344	728
Provisions	19(a)	-	4,200
		464,565	436,365

Convertible debentures	12	264,806	267,672
Loans and borrowings	13	256,328	127,486
Derivative liability	12(ii)	33,581	177,395
Other long-term liability		12,038	11,979
Deferred tax liability		109,071	91,886
Total liabilities		1,140,389	1,112,783

Shareholders’ equity
Share capital	14	4,759,680	4,673,118
Reserves		158,177	139,327
Accumulated other comprehensive loss		(162,226)	(143,170)
Deficit		(289,145)	(283,638)
Total equity attributable to Aurora shareholders		4,466,486	4,385,637
Non-controlling interests	10	(76)	4,410
Total equity		4,466,410	4,390,047
Total liabilities and equity		5,606,799	5,502,830

Nature of Operations (Note 1)

Strategic Investments (Note 4)

Commitments and Contingencies (Note 19)

Subsequent Events (Note 24)

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.

AURORA CANNABIS INC.

Condensed Consolidated Interim Statements of Comprehensive (Loss) Income

Three months ended September 30, 2019 and 2018

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

	Notes	2019	2018
		$	$
Revenue from sale of goods	20	83,313	26,458
Revenue from provision of services		1,844	3,216
Gross revenue		85,157	29,674
Excise taxes		(9,912)	-
Net revenue		75,245	29,674

Cost of sales		32,739	13,962

Gross profit before fair value adjustments		42,506	15,712

Changes in fair value of inventory sold		18,534	9,941
Unrealized gain on changes in fair value of biological assets	7	(29,736)	(2,279)

Gross profit		53,708	8,050

Expense
General and administration		59,121	35,943
Sales and marketing		22,011	29,376
Acquisition costs		964	14,980
Research and development		6,048	3,426
Depreciation and amortization	9, 11	18,209	15,122
Share-based compensation	15(a)(b)	24,757	21,076
		131,110	119,923

Loss from operations		(77,402)	(111,873)

Other (expense) income
Interest and other income		977	750
Finance and other costs		(17,911)	(8,527)
Foreign exchange (loss) gain		(3,709)	129
Other income, net	17	127,656	228,235
		107,013	220,587

Income before taxes		29,611	108,714

Income tax recovery (expense)
Current		4,579	-
Deferred, net		(23,820)	(4,533)
		(19,241)	(4,533)

Net income		10,370	104,181

Other comprehensive (loss) income that will not be reclassified to net income
Deferred tax recovery (expense)		1,906	(7,464)
Unrealized (loss) gain on marketable securities	5(a)	(19,074)	87,586
		(17,168)	80,122

Other comprehensive loss that may be reclassified to net income
Share of loss from investment in associates		(92)	-
Foreign currency translation loss		(1,796)	(3,256)
		(1,888)	(3,256)
Total other comprehensive (loss) income		(19,056)	76,866

Comprehensive (loss) income		(8,686)	181,047

AURORA CANNABIS INC.

Condensed Consolidated Interim Statements of Comprehensive (Loss) Income

Three months ended September 30, 2019 and 2018

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

(Continued)

	Notes	2019	2018
		$	$
Net income (loss) attributable to:
Aurora Cannabis Inc.		12,756	105,462
Non-controlling interests		(2,386)	(1,281)

Comprehensive (loss) income attributable to:
Aurora Cannabis Inc.		(6,392)	182,342
Non-controlling interests		(2,294)	(1,295)

Net earnings per share
Basic	16	$0.01	$0.12
Diluted	16	$0.01	$0.12

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.

AURORA CANNABIS INC.

Condensed Consolidated Interim Statements of Changes in Equity

Three months ended September 30, 2019

(Unaudited - Amounts reflected in thousands of Canadian dollars, except share amounts)

		Share Capital		Reserves					AOCI
	Note	Common Shares	Amount	Share-Based Compensation	Compensation Options/ Warrants	Convertible Notes	Change in Ownership Interest	Total Reserves	Fair Value	Deferred Tax	Associate OCI Pick-up	Foreign Currency Translation	Total AOCI	Retained Earnings (Deficit)	Non-Controlling Interests	Total
		#	$	$	$	$	$	$	$	$	$	$	$	$	$	$
Balance, June 30, 2019		1,017,438,744	4,673,118	143,947	40,495	41,685	(86,800)	139,327	(156,249)	18,295	352	(5,568)	(143,170)	(283,638)	4,410	4,390,047
Shares released for earn out payments		328,935	4,075	-	(2,893)	-	-	(2,893)	-	-	-	-	-	-	-	1,182
Shares issued through equity financing	14(b)	7,558,459	57,451	-	-	-	-	-	-	-	-	-	-	-	-	57,451
Share issuance costs		-	(1,558)	-	-	-	-	-	-	-	-	-	-	-	-	(1,558)
Exercise of stock options	15(a)	849,967	5,636	(3,225)	-	-	-	(3,225)	-	-	-	-	-	-	-	2,411
Exercise of warrants	14(c)	11,725	102	-	(29)	-	-	(29)	-	-	-	-	-	-	-	73
Exercise of RSUs	15(b)	66,665	493	(493)	-	-	-	(493)	-	-	-	-	-	-	-	-
Share-based compensation		-	-	19,858	5,632	-	-	25,490	-	-	-	-	-	-	-	25,490
Change in ownership interests in subsidiaries	10	2,610,642	20,363	-	-	-	-	-	-	-	-	-	-	(18,263)	(2,100)	-
Comprehensive income (loss) for the period		-	-	-	-	-	-	-	(19,074)	1,906	(92)	(1,796)	(19,056)	12,756	(2,386)	(8,686)
Balance, September 30, 2019		1,028,865,137	4,759,680	160,087	43,205	41,685	(86,800)	158,177	(175,323)	20,201	260	(7,364)	(162,226)	(289,145)	(76)	4,466,410
(1)	As at September 30, 2019, there are 603,386 shares in escrow (June 30, 2019 - 723,255 common shares). These securities were originally deposited in escrow on November 30, 2017 in connection with the acquisition of H2 Biopharma Inc. The escrowed common shares are to be released upon receipt of relevant licenses to cultivate and sell cannabis. During the three months ended September 30, 2019, the Company released 119,869 escrowed common shares on achievement of the milestones (June 30, 2019 - 2,099,257 common shares).

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.

AURORA CANNABIS INC.

Condensed Consolidated Interim Statements of Changes in Equity

Three months ended September 30, 2018

(Unaudited - Amounts reflected in thousands of Canadian dollars, except share amounts)

	Share Capital		Reserves					AOCI
	Common Shares	Amount	Share-Based Compensation	Compensation Options/ Warrants	Convertible Notes	Change in Ownership Interest	Total Reserves	Fair Value	Deferred Tax	Associate OCI Pick-up	Foreign Currency Translation	Total AOCI	Retained Earnings	Non-Controlling Interests	Total
	#	$	$	$	$	$	$	$	$	$	$	$	$	$	$
Balance, June 30, 2018	568,113,131	1,466,433	38,335	307	41,792	(85,719)	(5,285)	(539)	(55)	-	61	(533)	87,749	4,562	1,552,926
Shares issued for business combinations & asset acquisitions	384,033,926	2,655,341	75,490	19,556	-	-	95,046	-	-	-	-	-	-	-	2,750,387
Shares issued for earn out payments	-	10,094	-	-	-	-	-	-	-	-	-	-	-	-	10,094
Conversion of notes	20,994	86	-	-	(33)	-	(33)	-	-	-	-	-	-	-	53
Exercise of stock options	8,727,084	65,158	(41,875)	-	-	-	(41,875)	-	-	-	-	-	-	127	23,410
Exercise of warrants	906,156	4,046	-	(70)	-	-	(70)	-	-	-	-	-	-	-	3,976
Forfeited options	-	-	(341)	-	-	-	(341)	-	-	-	-	-	341	-	-
Share-based compensation	-	-	21,076	-	-	-	21,076	-	-	-	-	-	-	-	21,076
Change in ownership interests in subsidiaries	-	-	-	-	-	(4)	(4)	-	-	-	-	-	-	4	-
Australis Capital first tranche private placement	-	7,800	-	-	-	-	-	-	-	-	-	-	-	-	7,800
Australis Capital non-controlling interest reclass on loss of control	-	(6,348)	-	-	-	-	-	-	-	-	-	-	-	6,348	-
Spin-out of Australis Capital	-	-	-	-	-	-	-	-	-	-	-	-	(151,695)	(6,348)	(158,043)
Reclass gain from Australis Capital shares on derecognition upon spin-out	-	-	-	-	-	-	-	(76,873)	6,402	-	-	(70,471)	70,471	-	-
Comprehensive income (loss) for the period	-	-	-	-	-	-	-	87,586	(7,464)	-	(3,256)	76,866	105,462	(1,295)	181,033
Balance, September 30, 2018	961,801,291	4,202,610	92,685	19,793	41,759	(85,723)	68,514	10,174	(1,117)	-	(3,195)	5,862	112,328	3,398	4,392,712

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.

AURORA CANNABIS INC.

Condensed Consolidated Interim Statements of Cash Flows

Three months ended September 30, 2019 and 2018

(Unaudited – Amounts reflected in thousands of Canadian dollars)

	Notes	2019	2018
		$	$
Operating activities
Net income for the period		10,370	104,181
Adjustments for non-cash items:
Unrealized gain on changes in fair value of biological assets	7	(29,736)	(2,279)
Changes in fair value included in inventory sold		18,534	9,941
Depreciation of property, plant and equipment	9	18,904	6,254
Amortization of intangible assets	11	10,820	9,770
Share-based compensation		24,757	21,076
Non-cash acquisition costs		-	2,230
Accrued interest and accretion expense	12, 13	(1,032)	7,378
Interest and other income		-	(63)
Deferred tax expense		19,241	4,533
Other income, net	17	(127,656)	(228,235)
Foreign exchange loss		3,709	-
Changes in non-cash working capital	18	(42,819)	(3,853)
Net cash used in operating activities		(94,908)	(69,067)

Investing activities
Marketable securities, derivatives and convertible debenture investments	5	-	(19,772)
Proceeds from disposal of marketable securities	5	84,770	-
Purchase of property, plant and equipment and intangible assets	9	(108,715)	(72,089)
Acquisition of businesses, net of cash acquired		-	114,403
Payment of contingent consideration		(1,607)	-
Deposits		(3,911)	-
Investments in associates	6	-	962
Net cash used in investing activities		(29,463)	23,504

Financing activities
Proceeds from long-term loans		50,000	89,357
Repayment of long-term loans		(1,875)	(8,986)
Repayment of short-term loans		-	(2,311)
Payments of lease liabilities	13(b)	(2,967)	-
Restricted cash		1,066	-
Financing fees		(763)	-
Shares issued for cash, net of share issue costs		58,377	27,367
Net cash provided by financing activities		103,838	105,427
Effect of foreign exchange on cash and cash equivalents		332	(1,010)
Increase (decrease) in cash and cash equivalents		(20,201)	58,854
Cash and cash equivalents, beginning of period		172,727	90,183
Cash and cash equivalents, end of period		152,526	149,037

Supplemental cash flow information (Note 18)

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three months ended September 30, 2019 and 2018

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 1 Nature of Operations

Aurora was incorporated under the Business Corporations Act (British Columbia) on December 21, 2006 as Milk Capital Corp. Effective October 2, 2014, the Company changed its name to Aurora Cannabis Inc. The Company’s shares are listed on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) under the trading symbol “ACB”, and on the Frankfurt Stock Exchange (“FSE”) under the trading symbol “21P”.

The Company’s head office and principal address is Suite 500 - 10355 Jasper Avenue, Edmonton, Alberta, Canada, T5J 1Y6. The Company’s registered and records office address is Suite 1500 - 1055 West Georgia Street, Vancouver, BC V6E 4N7.

The Company’s principal strategic business lines are focused on the production, distribution and sale of cannabis and hemp products in Canada and internationally. Aurora currently conducts the following key business activities in the jurisdictions listed below:

•	Production, distribution and sale of medical and consumer cannabis products in Canada pursuant to the Cannabis Act;
•	Distribution of wholesale medical cannabis in the European Union (“EU”) pursuant to the German Medicinal Products Act and German Narcotic Drugs Act;
•	Production of medical cannabis in Denmark pursuant to the Danish Medicines Act; and
•	Production and distribution of cannabis in Uruguay pursuant to Law N° 19,172 Cannabis and its derivatives: state control and regulation of the importation, production, acquisition, storage, marketing and distribution.

The United States (“U.S.”) represents the largest cannabis and hemp-derived cannabidiols (“CBD”) market globally, and as such Aurora is committed to establishing a substantial operating footprint in the U.S. As part of the U.S. market strategy, we are considering how various state and federal regulations will affect the Company’s business prospects. A number of alternatives to grow our presence in the U.S. market are under evaluation and the Company is committed to only engage in activities which are permissible under both state and federal laws. We believe there are currently market opportunities that are legal at both state and federal levels that can add operating cash flows and become critical pillars of Aurora’s strategy and long-term success.

Note 2 Significant Accounting Policies and Judgments

(a)	Basis of Presentation and Measurement

The condensed consolidated interim financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) in accordance with International Accounting Standards 34, “Interim Financial Reporting” (“IAS34”) as issued by the International Accounting Standards Board (“IASB”), and interpretations of the IFRS Interpretations Committee (“IFRIC”). Unless otherwise noted, all amounts are presented in thousands of Canadian dollars, except share and per share data.

The condensed consolidated interim financial statements are presented in Canadian dollars and are prepared in accordance with the same accounting policies, critical estimates and methods described in the Company’s annual consolidated financial statements, except for the adoption of new accounting standards identified in Note 2(c). Given that certain information and footnote disclosures, which are included in the annual audited consolidated financial statements, have been condensed or excluded in accordance with IAS 34, these financial statements should be read in conjunction with our annual audited consolidated financial statements as at and for the year ended June 30, 2019, including the accompanying notes thereto.

For comparative purposes, the Company has reclassified certain immaterial items on the comparative consolidated statement of financial position and the consolidated statement of comprehensive (loss) income to conform with current period’s presentation.

(b)	Basis of Consolidation

The condensed consolidated interim financial statements include the financial results of the Company and its subsidiaries. Subsidiaries include entities which are wholly-owned as well as entities over which Aurora has the authority or ability to exert power over the investee’s financial and/or operating decisions (i.e. control), which in turn may affect the Company’s exposure or rights to the variable returns from the investee. The condensed consolidated interim financial statements include the operating results of acquired or disposed entities from the date control is obtained or the date control is lost, respectively. All intercompany balances and transactions are eliminated upon consolidation.

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three months ended September 30, 2019 and 2018

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The Company’s principal wholly-owned subsidiaries are as follows:

Major subsidiaries	Percentage Ownership	Functional Currency
1769474 Alberta Ltd. (“1769474”)	100%	Canadian Dollar
2105657 Alberta Inc. (“2105657”)	100%	Canadian Dollar
Aurora Cannabis Enterprises Inc. (“ACE”)	100%	Canadian Dollar
Aurora Deutschland GmbH (“Aurora Deutschland”)	100%	European Euro
Aurora Nordic Cannabis A/S (“Aurora Nordic”)	51%	Danish Krone
CanniMed Therapeutics Inc. (“CanniMed”)	100%	Canadian Dollar
H2 Biopharma Inc. (“H2” or “Aurora Eau”)	100%	Canadian Dollar
ICC Labs Inc. (“ICC”)	100%	U.S. Dollar
MedReleaf Corp. (“MedReleaf”)	100%	Canadian Dollar
Peloton Pharmaceuticals Inc. (“Peloton” or “Aurora Vie”)	100%	Canadian Dollar

All shareholdings are of ordinary shares or other equity. Other subsidiaries, while included in the consolidated financial statements, are not material and have not been reflected in the table above.

(c)	Adoption of New Accounting Pronouncements Effective July 1, 2019

(i)	IFRS 16 Leases

In January 2016, the IASB issued IFRS 16, Leases (“IFRS 16”), which replaces IAS 17, Leases (“IAS 17”) and related interpretations. The standard introduces a single lessee accounting model and requires lessees to recognize assets and liabilities for all leases with a term exceeding 12 months, unless the underlying asset is insignificant. A lessee is required to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. Lessors continue to classify leases as operating or finance, with lessor accounting remaining substantially unchanged from the preceding guidance under IAS 17. The Company adopted the standard on July 1, 2019 using the modified retrospective method, with the cumulative effect initially recognized in retained earnings, and no restatement of prior comparative periods.

The majority of our property leases, which were previously treated as operating leases, were impacted by IFRS 16. The adoption of IFRS 16 has resulted in:

i)	higher non-current assets related to the initial recognition of the present value of our unavoidable future lease payments as right-of-use assets under property, plant and equipment, adjusted by the amount of any prepaid or accrued lease payments relating to the lease recognized in the balance sheet as at July 1, 2019;
ii)	higher current and non-current liabilities related to the concurrent recognition of lease liabilities, which are measured at the present value of the remaining fixed lease payments, discounted by our weighted average incremental borrowing rate of 5.62% as of July 1, 2019;
iii)	replacement of rent expense previously recorded in cost of goods sold, general and administration, and sales and marketing expenses with depreciation expense of these right-of-use assets and higher finance costs related to the accretion and interest expense of the corresponding lease liabilities; and
iv)	variable lease payments and non-lease components are expensed as incurred.

The new standard does not change the amount of cash transferred between the lessor and lessee but impacts the presentation of the operating and financing cash flows presented on the Company’s consolidated statement of cash flows by decreasing operating cash flows and increasing financing cash flows.

The Company elected to apply the following recognition exemptions and practical expedients, as described under IFRS 16:

i)	recognition exemption of short-term leases;
ii)	recognition exemption of low-value leases;
iii)	application of a single discount rate to a portfolio of leases with similar characteristics on transition;
iv)	exclusion of initial direct costs from the measurement of the right-of-use assets upon transition;
v)	application of hindsight in determining the applicable lease term at the date of transition; and
vi)	election to not separate non-lease components from lease components, and instead account for each lease component and any associated non-lease components as a single lease component.

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three months ended September 30, 2019 and 2018

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The following table summarizes the adjustments to opening balances resulting from the initial adoption of IFRS 16, with the effects on transition being recognized directly to retained earnings:

As at July 1, 2019	As previously reported under IAS 17	IFRS 16 transition adjustments	As reported under IFRS 16
	$	$	$
Prepaid deposits	24,323	(585)	23,738
Property, plant and equipment	765,567	96,049	861,616
Current loans and borrowings	(13,758)	(6,630)	(20,388)
Non-current loans and borrowings	(127,486)	(88,834)	(216,320)
Accumulated deficit	283,638	-	283,638

The following table reconciles the operating lease commitments as at June 30, 2019 to the opening balance of lease liabilities as at July 1, 2019:

Operating lease commitments as at June 30, 2019	$94,780
Add: finance lease liabilities recognized as at July 1, 2019	1,318
Add: adjustments as a result of a different treatment for extension and termination options	94,829
Effect of discounting using the lessee's incremental borrowing rate	(88,767)
Less: lease commitments not yet in effect	(4,068)
Less: short-term, low-value asset leases and others	(1,310)
Lease liabilities recognized as at July 1, 2019	$96,782

As a result of adopting IFRS 16, the Company updated its lease accounting policies as follows:

The Company assesses whether a contract is or contains a lease at inception of the contract. A lease is recognized as a right-of-use asset and corresponding liability at the commencement date. Each lease payment included in the lease liability is apportioned between the repayment of the liability and a finance cost. The finance cost is recognized in “finance and other costs” in the condensed consolidated interim statement of comprehensive (loss) income over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability. Lease liabilities represent the net present value of fixed lease payments (including in-substance fixed payments); variable lease payments based on an index, rate, or subject to a fair market value renewal condition; amounts expected to be payable by the lessee under residual value guarantees, the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and payments of penalties for terminating the lease, if it is probable that the lessee will exercise that option.

The Company’s lease liability is recognized net of lease incentives receivable. The lease payments are discounted using the interest rate implicit in the lease or, if that rate cannot be determined, the lessee’s incremental borrowing rate. The period over which the lease payments are discounted is the expected lease term, including renewal and termination options that the Company is reasonably certain to exercise.

Payments associated with short-term leases and leases of low-value assets are recognized as an expense on a straight-line basis in general and administration and sales and marketing expense in the condensed consolidated interim statement of comprehensive (loss) income. Short-term leases are defined as leases with a lease term of 12 months or less. Variable lease payments that do not depend on an index, rate, or subject to a fair market value renewal condition are expensed as incurred and recognized in costs of goods sold, general and administration or sales and marketing expense, as appropriate given how the underlying leased asset is used, in the consolidated statement of comprehensive income.

Right-of-use assets are measured at cost, which is calculated as the amount of the initial measurement of lease liability plus any lease payments made at or before the commencement date, any initial direct costs and related restoration costs. The right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the useful life of the underlying asset. The depreciation is recognized from the commencement date of the lease.

(ii)	IFRIC 23 Uncertainty Over Income Tax Treatments

IFRIC 23 provides guidance that adds to the requirements in IAS 12, Income Taxes by specifying how to reflect the effects of uncertainty in accounting for income taxes. IFRIC 23 requires an entity to determine whether uncertain tax positions are assessed separately or as a group; and assess whether it is probable that a tax authority will accept an uncertain tax treatment used, or proposed to be used, by an entity in its income tax filings. If yes, the entity should determine its accounting tax position consistently with the tax treatment used or planned to be used in its income tax filings. If not, the entity should reflect the effect of uncertainty in determining its accounting tax position. The Company adopted IFRIC 23 effective July 1, 2019 and was applied using the modified retrospective approach without restatement of comparative information. There was no material impact on the Company’s consolidated financial statements.

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three months ended September 30, 2019 and 2018

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

(d)	New Accounting Pronouncements

The following IFRS standards have been recently issued by the IASB. Pronouncements that are irrelevant or not expected to have a significant impact have been excluded.

Definition of a Business

In October 2018, the IASB issued “Definition of a Business (Amendments to IFRS 3)”. The amendments clarify the definition of a business, with the objective of assisting entities to determine whether a transaction should be accounted for as a business combination or as an asset acquisition. The amendment provides an assessment framework to determine when a series of integrated activities is not a business. The amendments are effective for business combinations occurring on or after the beginning of the first annual reporting period beginning on or after January 1, 2020. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.

Note 3 Accounts Receivable

	September 30, 2019	June 30, 2019
	$	$
Trade receivables	75,213	85,232
Sales taxes receivable	14,783	18,261
Other receivables	1,198	-
	91,194	103,493

Note 4 Strategic Investments

(a)	Cann Group Limited (“Cann Group”)

Cann Group is a public company listed on the Australian Stock Exchange. Cann Group is the first company in Australia to be licensed for research and cultivation of medical cannabis for human use.

As of September 30, 2019, the Company held an aggregate of 31,956,347 shares in Cann Group (June 30, 2019 - 31,956,347), representing a 22.5% ownership interest (June 30, 2019 - 22.5%). Given that the Company has significant influence over Cann Group, the investment has been accounted for under the equity method (Note 6). Based on Cann Group’s closing stock price of A$1.58 on September 30, 2019, the 31,956,347 shares classified under investment in associates have a fair value of approximately $44.7 million (A$50.0 million).

(b)	Alcanna Inc. (“Alcanna”)

Alcanna is an Alberta based public company listed on the TSX. Its principal business activity is the retailing of wines, beers and spirits in Canada and the United States of America. Alcanna also has developed and launched a retail cannabis business in Alberta and has advanced plans to develop and launch a retail cannabis business in other Canadian jurisdictions where private retailing is permitted.

(i)	Common Shares and Investment in Associate

As of September 30, 2019, the Company held an aggregate of 9,200,000 shares in Alcanna (June 30, 2019 - 9,200,000) representing a 24.8% ownership interest with a fair value of $47.8 million (June 30, 2019 - $54.9 million) based on the closing stock price of $5.20 (June 30, 2019 - $5.97). Given that the Company has significant influence over Alcanna, the investment is accounted for under the equity method (Note 6).

(ii)	Warrants

During the period ended September 30, 2019, 10,130,000 warrants in Alcanna expired unexercised. At September 30, 2019, the Company’s remaining 1,750,000 warrants in Alcanna (June 30, 2019 - 11,880,000) had a fair value of $0.2 million (June 30, 2019 - $0.4 million) resulting in a net unrealized loss of $0.2 million for the three months ended September 30, 2019 (three months ended September 30, 2018 - $3.4 million) (Note 5(b)). The fair value of the warrants was estimated using the Binomial model with the following weighted average assumptions: risk-free interest rate of 1.85% (June 30, 2019 - 1.93%); dividend yield of 0% (June 30, 2019 - 0%); historical stock price volatility of 40.90% (June 30, 2019 - 46.32%); and an expected life of 2.34 years (June 30, 2019 - 0.49 years). If the estimated volatility increased or decreased by 10%, the estimated fair value would increase or decrease by approximately $0.3 million.

(c)	Capcium Inc. (“Capcium”)

Capcium is a Montreal-based private company which is in the business of manufacturing soft-gels.

As of September 30, 2019, the Company held 8,828,662 shares (June 30, 2019 - 8,828,662) in Capcium representing a 18.5% ownership interest. Given that the Company has significant influence over Capcium, the investment has been accounted for under the equity method (Note 6). The Company also holds debentures in Capcium that are convertible at the option of Aurora upon the occurrence of a Liquidity Event, which is the occurrence of either a public offering, a reverse take-over or a merger transaction which results in the common shares of Capcium being listed on a recognized stock exchange. The convertible debentures have a fair value of $7.4 million (June 30, 2019 - $7.5 million)(Note 5(b)), which was estimated using the Monte-Carlo and FINCAD model with the following assumptions: share price of $1.13 (June 30, 2019 - $1.13); risk-free rate of 1.95% (June 30, 2019 - 1.83%); dividend yield of 0% (June 30, 2019 - 0%); stock price volatility of 40% (June 30, 2019 - 46%); an expected life of 0.93 years (June 30, 2019 - 1.44 years); adjusted for a credit spread of 26% (June 30, 2019 - 26%) and a probability factor of 80% (June 30, 2019 - 80%) for the Liquidity Event. If the estimated volatility increased or decreased by 10%, the estimated fair value would increase or decrease by approximately $0.3 million.

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three months ended September 30, 2019 and 2018

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

(d)	The Green Organic Dutchman Holdings Ltd. (“TGOD”)

TGOD is an Ontario based licensed producer of cannabis in Canada, which is publicly listed on the TSX.

During the three months ended September 30, 2019, the Company sold its remaining 28,833,334 common shares of TGOD for gross proceeds of $86.5 million at an average price of $3.00 per share resulting in a realized loss of $115.3 million. The realized loss was calculated based on the deemed cost of $6.94 per share, which represents the September 27, 2018 quoted market price at the time the Company lost significant influence. As of September 30, 2019, the Company no longer holds any share of TGOD, however, the Company continues to hold warrants to purchase 19,837,292 shares of TGOD, which consist of 16,666,667 subscription receipt warrants and 3,170,625 participating right warrants.

As of September 30, 2019, the $12.2 million fair value (June 30, 2019 - $23.6 million) of the remaining 16,666,667 subscription receipt warrants (Note 5(b)) was estimated using the quoted market price of $0.73 (June 30, 2019 - $1.41), contributing to a total fair value loss of $11.4 million for the three months ended September 30, 2019 (three months ended September 30, 2018 - $1.6 million).

As of September 30, 2019, the $0.01 million (June 30, 2019 - $0.6 million) fair value of the 3,170,625 participation right warrants was estimated using the Monte-Carlo model with the following weighted average assumptions: share price of $2.02 (June 30, 2019 - $3.23); risk-free interest rate of 1.92% (June 30, 2019 - 1.77%); dividend yield of 0% (June 30, 2019 - 0%); stock price volatility of 64.01% (June 30, 2019 - 74.56%); and an expected life of 0.59 years (June 30, 2019 - 0.84 years). In connection with the valuation of the participation right warrants, the Company recognized a fair value loss of $0.6 million during the three months ended September 30, 2019 (three months ended September 30, 2018 - gain of $1.4 million).

(e)	Australis Capital Inc. (“ACI”)

ACI is a public company that is focused on building the infrastructure required to meet the demands of the growing U.S. cannabis market. ACI was previously wholly-owned by Aurora and was spun-out to Aurora shareholders on September 19, 2018. As of September 30, 2019, the Company holds the following restricted back-in right warrants:

(a)	22,628,751 warrants exercisable at $0.20 per share expiring September 19, 2028; and
(b)	The number of warrants equal to 20% of the number of common shares issued and outstanding in ACI as of the date of exercise. The warrants are exercisable at the five-day volume weighted average trading price (“VWAP”) of ACI’s shares and have an expiration date of September 19, 2028.

Aurora is restricted from exercising the back-in right warrants unless all of ACI’s business operations in the U.S. are legal under applicable U.S. federal and state laws and Aurora has received consent of the TSX and any other stock exchange on which Aurora may be listed, as required. As of September 30, 2019, the warrants remain un-exercisable.

As of September 30, 2019, the warrants had a fair value of $8.1 million (June 30, 2019 - $10.1 million) estimated using the Binomial model with the following assumptions: share price of $0.69 (June 30, 2019 - $0.92); risk-free interest rate of 1.72% (June 30, 2019 - 1.81%); dividend yield of 0% (June 30, 2019 - 0%); stock price volatility of 86.18% (June 30, 2019 - 48.97%); an expected life of 8.98 years (June 30, 2019 - 9.23 years); and adjusted for a probability factor of legalization of cannabis in the U.S. under federal and certain state laws. As a result, the Company recognized a $2.0 million unrealized loss on fair value during the three months ended September 30, 2019 (three months ended September 30, 2018 - nil) (Note 5(b)).

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three months ended September 30, 2019 and 2018

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 5 Marketable Securities and Derivatives

(a)	Marketable securities

At September 30, 2019, the Company held the following marketable securities:

Financial asset hierarchy level	Level 1	Level 1	Level 1	Level 1	Level 1	Level 1	Level 3
Marketable securities designated at fair value through other comprehensive income (“FVTOCI”)	Micron	Radient	TGOD	ACI	Choom	EnWave	Other immaterial investments	Total
			Note 4(d)	Note 4(e)
	$	$	$	$	$	$	$	$
Balance, June 30, 2019	1,148	30,866	93,132	-	4,388	12,619	1,095	143,248
Disposals	-	-	(84,770)	-	-	-	-	(84,770)
Unrealized loss on changes in fair value	(287)	(6,776)	(8,362)		(1,134)	(2,492)	(23)	(19,074)
Balance, September 30, 2019	861	24,090	-	-	3,254	10,127	1,072	39,404

Unrealized gain (loss) on marketable securities
Three months ended September 30, 2019
OCI unrealized loss	(287)	(6,776)	(8,362)	-	(1,134)	(2,492)	(23)	(19,074)

Three months ended September 30, 2018
OCI unrealized (loss) gain	(44)	1,130	10,712	76,873	(1,085)	-	-	87,586

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three months ended September 30, 2019 and 2018

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

(b)	Derivatives

At September 30, 2019, the Company held the following derivative investments:

Financial asset hierarchy level	Level 3	Level 3	Level 3	Level 2	Level 2	Level 1	Level 2	Level 2	Level 3	Level 2	Level 2
Derivatives and convertible debentures at fair value through profit or loss (“FVTPL”)	Micron	Radient	Alcanna	CTT	Capcium	TGOD	ACI	Choom	Investee-B	High Tide	Namaste	Total
			Note 4(b)		Note 4(c)	Note 4(d)	Note 4(e)
	$	$	$	$	$	$	$	$	$	$	$	$
Balance, June 30, 2019	84	65	425	33	7,518	24,162	10,083	19,369	14,316	10,241	113	86,409
Unrealized (loss) gain on changes in fair value	(53)	(65)	(225)	412	(149)	(11,937)	(1,983)	(637)	170	6	(42)	(14,503)
Balance, September 30, 2019	31	-	200	445	7,369	12,225	8,100	18,732	14,486	10,247	71	71,906
Current portion	(31)	-	-	-	(7,369)	(9)	-	-	-	-	-	(7,409)
Long-term portion	-	-	200	445	-	12,216	8,100	18,732	14,486	10,247	71	64,497

Unrealized gain (loss) on derivatives
Three months ended September 30, 2019
Inception gains amortized	153	232	-	-	-	-	-	-	-	-	-	385
Unrealized (loss) gain on changes in fair value	(53)	(65)	(225)	412	(149)	(11,937)	(1,983)	(637)	170	6	(42)	(14,503)
	100	167	(225)	412	(149)	(11,937)	(1,983)	(637)	170	6	(42)	(14,118)

Three months ended September 30, 2018
Foreign exchange gain	-	-	-	-	-	-	-	-	600	-	-	600
Inception gains amortized	153	232	-	-	-	-	-	-	-	-	-	385
Unrealized (loss) gain on changes in fair value	(138)	(69)	3,355	13,575	1,561	(196)	68,514	-	(464)	-	422	86,560
	15	163	3,355	13,575	1,561	(196)	68,514	-	(464)	-	422	86,945

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three months ended September 30, 2019 and 2018

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 6 Investments in Associates and Joint Ventures

The carrying value of investments in associates and joint ventures consist of:

	Cann Group	Alcanna	CTT	Capcium	Total
	Note 4(a)	Note 4(b)		Note 4(c)
	$	$	$	$	$
Balance, June 30, 2019	57,017	50,950	1,025	9,853	118,845
Share of net loss(1)	(615)	(1,471)	(7)	(299)	(2,392)
OCI FX and share of OCI loss	(1,568)	(91)	-	-	(1,659)
Balance, September 30, 2019	54,834	49,388	1,018	9,554	114,794
(1)	Represents an estimate of the Company’s share of net loss based on the latest publicly available information of each investee.

Note 7 Biological Assets

The following inputs and assumptions are all categorized within Level 3 on the fair value hierarchy and were used in determining the fair value of biological assets:

Inputs and assumptions	Description	Correlation between inputs and fair value
Average selling price per gram	Represents the average selling price per gram of dried cannabis net of excise taxes, where applicable, for the period for all strains of cannabis sold, which is expected to approximate future selling prices.	If the average selling price per gram were higher (lower), estimated fair value would increase (decrease).
Average attrition rate	Represents the weighted average number of plants culled at each stage of production.	If the average attrition rate was lower (higher), estimated fair value would increase (decrease).
Average yield per plant	Represents the average number of grams of dried cannabis inventory expected to be harvested from each cannabis plant.	If the average yield per plant was higher (lower), estimated fair value would increase (decrease).
Standard cost per gram to complete production	Based on actual production costs incurred divided by the grams produced in the period.	If the standard cost per gram to complete production was lower (higher), estimated fair value would increase (decrease).
Stage of completion in the production process	Calculated by taking the weighted average number of days in production over a total average grow cycle of approximately twelve weeks.	If the number of days in production was higher (lower), estimated fair value would increase (decrease).

The following table highlights the sensitivities and impact of changes in significant assumptions on the fair value of biological assets:

Significant inputs & assumptions	Range of inputs			Impact on fair value
	September 30, 2019	June 30, 2019	Sensitivity	September 30, 2019	June 30, 2019
Average selling price per gram	$5.63	$5.86	Increase or decrease of $1.00 per gram	$13,217	$14,868
Average yield per plant	44 to 69 grams	35 to 65 grams	Increase or decrease by 5 grams per plant	$5,527	$6,417

The Company’s estimates are, by their nature, subject to change, and differences from the anticipated yield will be reflected in the gain or loss on biological assets in future periods.

The changes in the carrying value of biological assets during the period are as follows:

$
Balance, June 30, 2019	51,836
Production costs capitalized	12,224
Changes in fair value less cost to sell due to biological transformation	29,736
Transferred to inventory upon harvest	(43,063)
Balance, September 30, 2019	50,733

As of September 30, 2019, the weighted average fair value less cost to complete and cost to sell a gram of dried cannabis was $3.29 per gram (June 30, 2019 - $2.94 per gram).

During the three months ended September 30, 2019, the Company’s biological assets produced 41,436 kilograms of dried cannabis (June 30, 2019 - 29,034 kilograms). As at September 30, 2019, it is expected that the Company’s biological assets will yield approximately 30,673 kilograms (June 30, 2019 - 36,010 kilograms) of cannabis when harvested. As of September 30, 2019, the weighted average stage of growth for the biological assets in was 47% (June 30, 2019 - 49%).

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three months ended September 30, 2019 and 2018

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 8 Inventory

The following is a breakdown of inventory:

	September 30, 2019			June 30, 2019
	Capitalized cost	Fair value adjustment	Carrying value	Capitalized cost	Fair value adjustment	Carrying value
	$	$	$
Harvested cannabis
Work-in-process	45,339	45,875	91,214	31,381	33,745	65,126
Finished goods	10,368	4,300	14,668	7,771	4,182	11,953
	55,707	50,175	105,882	39,152	37,927	77,079
Cannabis oils
Work-in-process	4,637	2,205	6,842	3,919	1,653	5,572
Finished goods	8,950	2,468	11,418	5,190	1,052	6,242
	13,587	4,673	18,260	9,109	2,705	11,814
Capsules
Work-in-process	732	133	865	869	108	977
Finished goods	2,725	283	3,008	2,366	203	2,569
	3,457	416	3,873	3,235	311	3,546
Hemp products
Raw materials	5,113	-	5,113	4,508	-	4,508
Work-in-process	1,326	-	1,326	1,000	-	1,000
Finished goods	3,231	-	3,231	3,183	-	3,183
	9,670	-	9,670	8,691	-	8,691
Supplies, consumables, and other
Raw materials	10,361	-	10,361	373	-	373
Work-in-process	1,637	-	1,637	261	-	261
Finished goods	340	-	340	2,204	-	2,204
	12,338	-	12,338	2,838	-	2,838

Merchandise and accessories	1,739	-	1,739	9,673	-	9,673

Ending balance	96,498	55,264	151,762	72,698	40,943	113,641

During the three months ended September 30, 2019, inventory expensed to cost of goods sold was $51.3 million (three months ended September 30, 2018 - $23.9 million), which included $18.5 million (three months ended September 30, 2018 - $9.9 million) of non-cash expense related to the changes in fair value of inventory sold.

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three months ended September 30, 2019 and 2018

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 9 Property, Plant and Equipment

The following summarizes the carrying values of property, plant and equipment for the periods reflected:

	September 30, 2019			June 30, 2019
	Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Net book value
Owned assets
Land	39,773	-	39,773	39,532	-	39,532
Real estate	439,709	(34,820)	404,889	420,737	(25,682)	395,055
Construction in progress	310,852	-	310,852	222,884	-	222,884
Computer software & equipment	24,987	(6,685)	18,302	20,850	(5,367)	15,483
Furniture & fixtures	10,124	(2,872)	7,252	12,058	(2,847)	9,211
Production & other equipment	120,042	(23,861)	96,181	99,657	(17,894)	81,763
Total owned assets	945,487	(68,238)	877,249	815,718	(51,790)	763,928

Right-of-use lease assets (1)
Land	30,936	(246)	30,690	-	-	-
Real estate	62,863	(1,867)	60,996	-	-	-
Production & other equipment	4,444	(591)	3,853	2,010	(371)	1,639
Total right-of-use lease assets	98,243	(2,704)	95,539	2,010	(371)	1,639

Total property, plant and equipment	1,043,730	(70,942)	972,788	817,728	(52,161)	765,567
(1)	Effective July 1, 2019, the Company adopted IFRS 16 Leases (Note 2(c)(i)).

The following summarizes the changes in the net book values of property, plant and equipment for the periods presented:

	June 30, 2019	September 30, 2019
	Net book value	IFRS 16 Transition (1)	Additions	Depreciation	Foreign currency translation	Net book value
Owned assets
Land	39,532	-	271	-	(30)	39,773
Real estate	395,055	-	19,745	(9,226)	(685)	404,889
Construction in progress	222,884	-	88,965	-	(997)	310,852
Computer software & equipment	15,483	-	4,142	(1,320)	(3)	18,302
Furniture & fixtures	6,465	-	865	(36)	(42)	7,252
Production & other equipment	84,509	-	17,763	(5,989)	(102)	96,181
Total owned assets	763,928	-	131,751	(16,571)	(1,859)	877,249

Right-of-use lease assets (1)
Land	-	30,936	-	(246)	-	30,690
Real estate	-	62,817	46	(1,867)	-	60,996
Production & other equipment	1,639	2,296	138	(220)	-	3,853
Total right-of-use lease assets	1,639	96,049	184	(2,333)	-	95,539

Total property, plant and equipment	765,567	96,049	131,935	(18,904)	(1,859)	972,788
(1)	Effective July 1, 2019, the Company adopted IFRS 16 Leases (Note 2(c)(i)).

During the three months ended September 30, 2019, $9.0 million (three months ended September 30, 2018 - $0.9 million) in borrowing costs were capitalized to construction in progress at a weighted average interest rate of 18% (three months ended September 30, 2018 - 18%).

Depreciation relating to manufacturing equipment and production facilities for owned and right-of-use lease assets is capitalized into biological assets and inventory, and is expensed to cost of sales upon the sale of goods. For the three months ended September 30, 2019, $6.0 million (three months ended September 30, 2018 - $0.4 million) of depreciation was recognized in cost of sales.

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three months ended September 30, 2019 and 2018

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 10 Non-Controlling Interests (“NCI”)

As of September 30, 2019, the Company held a 51% ownership interest in Aurora Nordic. The following table presents the summarized financial information for Aurora Nordic before intercompany eliminations.

September 30, 2019
$
Current assets	5,475
Non-current assets	49,571
Current liabilities	(4,795)
Non-current liabilities	(56,360)
Revenues for the three months ended	-
Net loss for the three months ended	4,869

In August 2019, the Company completed the acquisition of the remaining common shares of Hempco not previously owned by Aurora. The Company issued a total of 2,610,642 shares and reserved 242,602 of shares issuable upon the potential exercise of certain outstanding Hempco stock options. As Aurora previously controlled Hempco with a 51% ownership interest, the transaction resulted in a change to Aurora’s ownership stake and was accounted for as an equity transaction. The $18.3 million difference between the $2.1 million in NCI interest and the $20.4 million fair value of consideration paid was recognized directly in deficit.

Hempco, a Canadian public company listed on the TSX Venture Exchange, is a producer of industrial hemp products and is developing hemp foods, hemp fiber and hemp nutraceuticals. The Company anticipates regulations preventing industrial hemp producers from harvesting leaves, flowers and buds, which contain CBD, will be revised to allow for processing of CBD which Aurora intends to use for the production of capsules, oils and topicals. Aurora initially acquired a 22.3% ownership interest in Hempco by subscribing to its private placement of 10,558,676 units at $0.3075 per unit for gross proceeds of $3.2 million. On March 22, 2018 and May 7, 2018, the Company increased its ownership in Hempco to 35.1% and 52.3%, respectively, through the exercise of 10,558,676 share purchase warrants at $0.41 for a cost of $4.3 million, and the exercise of its call option to purchase 10,754,942 shares from the two founders at $0.40 per share for a cost $4.3 million, respectively.

Note 11 Intangible Assets and Goodwill

The following is a continuity schedule of intangible assets and goodwill:

	September 30, 2019			June 30, 2019
	Cost	Accumulated amortization	Net book value	Cost	Accumulated amortization	Net book value
Definite life intangible assets:
Customer relationships	86,278	(18,700)	67,578	86,278	(14,710)	71,568
Permits and licenses	228,409	(21,523)	206,886	227,916	(18,588)	209,328
Patents	1,895	(339)	1,556	1,895	(293)	1,602
Intellectual property and know-how	82,500	(15,635)	66,865	82,500	(12,386)	70,114
Software	21,493	(1,772)	19,721	17,824	(1,172)	16,652
Indefinite life intangible assets:
Brand	148,399	-	148,399	148,399	-	148,399
Permits and licenses	171,689	-	171,689	170,703	-	170,703
Total intangible assets	740,663	(57,969)	682,694	735,515	(47,149)	688,366
Goodwill	3,173,006	-	3,173,006	3,172,550	-	3,172,550
Total	3,913,669	(57,969)	3,855,700	3,908,065	(47,149)	3,860,916

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three months ended September 30, 2019 and 2018

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The following summarizes the changes in the net book value of intangible assets and goodwill for the periods presented:

	June 30, 2019	September 30, 2019
	Net book value	Additions	Amortization	Foreign currency translation	Net book value
Definite life intangible assets:
Customer relationships	71,568	-	(3,990)	-	67,578
Permits and licenses	209,328	493	(2,935)	-	206,886
Patents	1,602	-	(46)	-	1,556
Intellectual property and know-how	70,114	-	(3,249)	-	66,865
Software	16,652	3,669	(600)	-	19,721
Indefinite life intangible assets: (1)
Brand	148,399	-	-	-	148,399
Permits and licenses	170,703	-	-	986	171,689
Total intangible assets	688,366	4,162	(10,820)	986	682,694
Goodwill	3,172,550	-	-	456	3,173,006
Total	3,860,916	4,162	(10,820)	1,442	3,855,700
(1)	Indefinite life permits and licenses are predominantly held by the Company’s foreign subsidiaries. Given that these permits and licenses are connected to the subsidiary rather than a specific asset, there is no foreseeable limit to the period over which these assets are expected to generate future cash inflows for the Company.

Note 12 Convertible Debentures

	Mar 2018 (i)	Jan 2019 (ii)	Total
	$	$	$
Balance, June 30, 2019	212,094	291,487	503,581
Interest paid	-	(15,142)	(15,142)
Accretion	5,969	6,343	12,312
Accrued interest	2,890	6,315	9,205
Unrealized gain on foreign exchange	-	3,467	3,467
Balance, September 30, 2019	220,953	292,470	513,423
Current portion	(220,953)	(27,664)	(248,617)
Long-term portion	-	264,806	264,806

(i)	The debentures bear interest at 5% per annum, payable semi-annually and mature on March 9, 2020. The debentures are convertible by the holder into common shares of the Company at a price of $13.05 per share subject to a forced conversion if the VWAP of the Company’s common shares exceed $17.00 per share for 10 consecutive trading days, which has not occurred as of September 30, 2019.

(ii)	On January 24, 2019, the Company issued $460.6 million (US$345.0 million) in aggregate principal amount of Convertible Senior Notes due 2024 (“Senior Notes”) issued at par value. Holders may convert all or any portion of the Senior Notes at any time. The Senior Notes are unsecured, mature on February 28, 2024 and bear cash interest semi-annually at a rate of 5.5% per annum. The initial conversion rate for the Senior Notes is 138.37 common shares per US$1,000 principal amount of Senior Notes, equivalent to an initial conversion price of approximately US$7.23 per common share.

In accordance with IFRS 9, the equity conversion option embedded in the Senior Notes was determined to be a derivative liability, which has been recognized separately at its fair value. Subsequent changes in the fair value of the equity conversion option will be recognized through profit and loss (i.e. FVTPL). The equity conversion option was classified as an option liability as it can be settled through the issuance of a variable number of shares, cash or a combination thereof, based on the exchange rate and or trading price at the time of settlement.

As of September 30, 2019, the conversion option had a fair value of $33.6 million (June 30, 2019 - $177.4 million) and the Company recognized a $143.8 million unrealized gain on the derivative liability. The fair value of the conversion option was determined based on the Kynex valuation model with the following assumptions: share price of US$4.39 (June 30, 2019 - US$7.82), volatility of 60% (June 30, 2019 - 60%), implied credit spread of 1,036 bps (June 30, 2019 - 897 bps), and assumed stock borrow rate of 30% (June 30, 2019 - 15%). As of September 30, 2019, the Company has accrued interest of $6.3 million on these Senior Notes.

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three months ended September 30, 2019 and 2018

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 13 Loans and Borrowings

As at September 30, 2019, the Company had the following loans and borrowings:

	Note	September 30, 2019	June 30, 2019
		$	$
Term loans	13(a)	187,039	139,900
Debentures		4	18
Lease liabilities	13(b)	95,262	1,326
Total loans and borrowings		282,305	141,244
Current portion		(25,977)	(13,758)
Long-term		256,328	127,486

(a)	Term loans

The changes in the carrying value of current and non-current term loans are as follows:

$
Balance, June 30, 2019	139,900
Additions	50,000
Deferred financing fee	(763)
Gain on debt modification	(415)
Accretion	2,745
Interest payments	(2,553)
Principal repayments	(1,875)
Balance, September 30, 2019	187,039
Current portion	(19,173)
Long-term portion	167,866

On August 29, 2018, the Company entered into a secured credit agreement (as amended, the “Credit Agreement”) with Bank of Montreal (“BMO”) and certain lenders to establish a credit facility (as amended, the “Credit Facility”). Under the original terms of the Credit Facility, we have access to an aggregate of $200.0 million in funds that are available through a $50.0 million revolving credit facility (“Facility A”) and a $150.0 million non-revolving facility (“Facility B”). On September 4, 2019, the Company executed an amendment and upsizing of its existing C$200.0 million Credit Facility to C$360.0 million. The amendment to the Credit Facility consists of an additional C$160.0 million comprised of a $64.4 million non-revolving facility (“Facility C”) and a $96.5 million non-revolving facility (“Facility D”). The Credit Facility matures on August 29, 2021 and has a first ranking general security interest in the assets of Aurora and the loans can be repaid without penalty at Aurora’s discretion. Interest and standby fees are accrued at variable rates based on the Company’s borrowing elections and certain financial metrics. Under the terms of the amended Credit Agreement, the Company is subject to certain customary financial and non-financial covenants and restrictions, including a requirement to hold restricted cash of $45.0 million as cash collateral. In connection with the amendment, the Company also obtained the right to increase the loan amount by an additional $39.1 million under the same terms of the existing Credit Agreement.

As at September 30, 2019, the Company had a total of $1.6 million of letters of credit outstanding under Facility A, $144.4 million principal outstanding under Facility B, and $50.0 million principal outstanding under Facility C. In accordance with IFRS 9, the amounts outstanding under the amended Credit Facility were initially recorded at fair value and subsequently accounted for at amortized cost based on the effective interest rate.

Under the terms of the amended Credit Facility, the Company elected, at its sole discretion, to receive advances under Facility B and Facility C through certain availment options, which includes prime rate loans and bankers’ acceptances with 3-month maturity dates that at the direction of the Company, roll over upon their maturities unless Aurora elects to convert the then outstanding principal and interest into prime rate loans at any time before August 29, 2021. During the three months ended September 30, 2019, the Company drew on Facility C at prime rate and continued to roll the majority of the advances under Facility B using bankers’ acceptances with 3-month maturity dates and the balance at prime rate loans. The average interest rate was 5.22% under the bankers’ acceptance. In accordance with IFRS 9, the loan conversion was determined to be a non-substantial modification of the loan terms. As a result, the Company recognized a $0.4 million gain in the condensed consolidated interim statement of comprehensive loss for the three months ended September 30, 2019, with a corresponding adjustment to the carrying value of the Credit Facility. The gain was determined based on the difference between the original contractual cash flows and the modified expected cash flows, which was discounted at the original effective interest rate.

Under the amended Credit Facility, the Company is required to have a total funded debt to adjusted shareholders’ equity ratio not to exceed 0.25:1 prior to September 30, 2020. Effective September 30, 2020, the Company must have a minimum fixed charge ratio of not less than 1.25:1, a senior funded debt to Earnings Before Interest, Taxes, Depreciation, and Amortization (“EBITDA”) ratio not to exceed 3.00:1, and a total funded debt to EBITDA ratio not to exceed 4.00:1. As of September 30, 2019, the Company was in compliance with all covenants under the amended Credit Facility and term loans.

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three months ended September 30, 2019 and 2018

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

(b)	Lease liabilities

The following is a continuity schedule of lease liabilities for the three months ended September 30, 2019:

$
Balance, June 30, 2019	1,318
IFRS 16 transition (1)	95,464
Lease additions	185
Lease payments	(2,967)
Changes due to foreign exchange rates	(80)
Interest expense on lease liabilities	1,342
Balance, September 30, 2019	95,262
Current portion	(6,804)
Long-term portion	88,458
(1)	Effective July 1, 2019, the Company adopted IFRS 16 Leases (Note 2(c)(i)).

Note 14 Share Capital

(a)	Authorized

The authorized share capital of the Company is comprised of the following:

(i)	Unlimited number of common voting shares without par value.
(ii)	Unlimited number of Class “A” Shares each with a par value of $1.00. As at September 30, 2019, no Class “A” Shares were issued and outstanding.
(iii)	Unlimited number of Class “B” Shares each with a par value of $5.00. As at September 30, 2019, no Class “B” Shares were issued and outstanding.

(b)	Shares Issued and Outstanding

At September 30, 2019, 1,028,865,137 common shares (June 30, 2019 - 1,017,438,744) were issued and fully paid.

During the three months ended September 30, 2019, the Company issued 7,558,459 common shares under its At-the-Market (“ATM”) program (Note 23(b)) for gross proceeds of $57.5 million (US $43.2 million) at an average price of $7.60 per share (US $5.72 per share). The Company paid commissions of $1.2 million (US $0.9 million) for net proceeds of $56.3 million (US $42.4 million).

(c)	Share Purchase Warrants

Each whole warrant entitles the holder to purchase one common share of the Company. A summary of warrants outstanding is as follows:

	Warrants	Weighted average exercise price
	#	$
Balance, June 30, 2019	23,785,874	7.98
Issued	164,467	9.67
Exercised	(11,725)	6.17
Balance, September 30, 2019	23,938,616	7.99

The following table summarizes the warrants that remain outstanding as at September 30, 2019:

Exercise Price ($)	Expiry Date	Warrants (#)
3.00 - 6.94	November 22, 2019 to November 2, 2020	7,872,681
9.37 - 9.67	January 31, 2020 to August 22, 2024	16,065,935
		23,938,616

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three months ended September 30, 2019 and 2018

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 15 Share-Based Compensation

(a)	Stock Options

A summary of stock-options outstanding is as follows:

	Stock Options	Weighted Average Exercise Price
	#	$
Balance, June 30, 2019	68,320,763	7.99
Granted	5,401,235	8.30
Exercised (1)	(849,967)	2.84
Forfeited	(1,337,410)	9.38
Balance, September 30, 2019	71,534,621	8.04

(1)	The weighted average share price during the three months ended September 30, 2019 was $8.14 (year ended June 30, 2019 - $10.05).

The following table summarizes the stock options that remain outstanding as at September 30, 2019:

Exercise Price ($)	Expiry Date	Weighted Average Remaining Life	Options Outstanding (#)	Options Exercisable (#)
0.30 - 6.99	May 23, 2020 - September 30, 2024	2.82	18,173,837	11,552,301
7.00 - 9.99	April 3, 2023 - September 19, 2024	4.03	22,365,760	4,654,140
10.00 - 10.99	January 15, 2023 - March 13, 2026	6.06	23,837,213	4,593,663
11.00 - 13.63	January 2, 2023 - May 28, 2024	4.09	7,157,811	1,357,539
		4.41	71,534,621	22,157,643

During the three months ended September 30, 2019, the Company recorded aggregate share-based compensation expense of $18.0 million (three months ended September 30, 2018 - $19.3 million) for all stock options granted and vested during the period. This expense is reflected in the share-based compensation line on the statement of comprehensive (loss) income.

Included in the $18.0 million share-based compensation expense for the three months ended September 30, 2019 is $3.0 million (three months ended September 30, 2018 - nil) related to 19,961,754 stock options granted to the company of Aurora’s strategic advisor, Nelson Peltz. These stock options are exercisable at $10.34 per share over seven years and vest ratably over a four-year period on a quarterly basis, subject to accelerated vesting based on the occurrence of certain events. The Company has rebutted the presumption that the fair value of the services received can be estimated reliably due to the unique nature of the strategic advisor’s services. As such, in accordance with IFRS 2 for share-based payments granted to non-employees, the Company has measured the fair value of the options indirectly by reference to the fair value of the equity instruments granted. The Company will continue to fair value the unvested options at each period until they are fully vested.

Stock options granted during the respective periods highlighted below were fair valued based on the following weighted average assumptions:

	Three months ended September 30, 2019	Three months ended September 30, 2018
Risk-Free Annual Interest Rate (1)	1.56%	1.55%
Expected Annual Dividend Yield	0%	0%
Expected Stock Price Volatility (2)	78.92%	80.93%
Expected Life of Options (Years) (3)	2.31	2.96
Forfeiture Rate	9.98%	4.29%
(1)	The risk-free rate is based on Canada government bonds with a remaining term equal to the expected life of the options.
(2)	Volatility was estimated by using the average historical volatility of the Company.
(3)	The expected life in years represents the period of time that options granted are expected to be outstanding.

The weighted average fair value of stock options granted during the three months ended September 30, 2019 was $3.75 (three months ended September 30, 2018 - $3.17) per option.

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three months ended September 30, 2019 and 2018

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

(b)	Restricted Share Units (“RSU”) and Deferred Share Units (“DSU”)

A summary of the RSUs and DSUs outstanding are as follows:

	RSUs and DSUs	Weighted Average Issue Price of RSUs and DSUs
	#	$
Balance, June 30, 2019	2,030,337	4.94
Issued	556,335	7.91
Vested, released and issued	(66,665)	7.39
Balance, September 30, 2019	2,520,007	5.53

During the three months ended September 30, 2019, the Company recorded share-based compensation of $1.1 million (three months ended September 30, 2018 - $1.7 million) for 556,335 RSUs and DSUs (three months ended September 30, 2018 - 623,527) granted and vested during the period. This expense is included in the share-based compensation line on the statement of comprehensive (loss) income.

The following table summarizes the RSUs and DSUs that remain outstanding as at September 30, 2019:

Weighted Average Issue Price ($)	Expiry Date	Outstanding (#)	Vested (#)
2.76	September 29, 2020	1,233,336	791,664
7.39 - 8.54	August 3, 2021 - September 10, 2022	972,003	106,333
9.03 - 10.32	July 12, 2021 - January 15, 2023	314,668	42,389
		2,520,007	940,386

Note 16 Earnings Per Share

The following is a reconciliation of basic and diluted earnings per share:

Basic earnings per share

	Three months ended September 30, 2019	Three months ended September 30, 2018
Net income attributable to Aurora shareholders	$12,756	$105,462
Weighted average number of common shares outstanding	1,021,569,364	845,681,306
Basic earnings per share	$0.01	$0.12

Diluted earnings per share

	Three months ended September 30, 2019	Three months ended September 30, 2018
Net income attributable to Aurora shareholders	$12,756	$105,462
Dilutive effect on income	-	-
Adjusted net income attributable to Aurora shareholders	$12,756	$105,462

Weighted average number of common shares outstanding - basic	1,021,569,364	845,681,306
Dilutive effect of options outstanding	18,147,462	17,293,149
Weighted average number of common shares outstanding - diluted	1,039,716,826	862,974,455
Diluted earnings per share	$0.01	$0.12

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three months ended September 30, 2019 and 2018

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 17 Other Income, Net

	Note	Three months ended September 30, 2019	Three months ended September 30, 2018
		$	$
Share of loss from investment in associates	6	(2,392)	(2,115)
Gain on deemed disposal of significant influence investment		-	144,368
Unrealized gain (loss) on derivative investments	5(b)	(14,118)	86,945
Unrealized gain on derivative liability	12(ii)	143,814	-
Unrealized loss on changes in contingent consideration fair value	22	(63)	(1,373)
Gain on debt modification	13(a)	415	-
Gain on loss of control of subsidiary		-	410
Total other income, net		127,656	228,235

Note 18 Supplemental Cash Flow Information

The changes in non-cash working capital are as follows:

	Three months ended September 30, 2019	Three months ended September 30, 2018
	$	$
Sales tax recoverable	3,478	(12,390)
Accounts receivable	8,821	2,178
Biological assets	(12,224)	7,154
Inventory	(13,593)	(14,913)
Prepaid and other current assets	(17,667)	(8,281)
Accounts payable and accrued liabilities	(7,243)	22,686
Income taxes payable	(79)	216
Deferred revenue	(112)	(503)
Provisions	(4,200)	-
Changes in operating assets and liabilities	(42,819)	(3,853)

Additional supplementary cash flow information is as follows:

	Three months ended September 30, 2019	Three months ended September 30, 2018
	$	$
Property, plant and equipment in accounts payable	59,111	11,097
Capitalized borrowing costs	9,000	935
Interest paid	17,807	257
Interest received	1,100	239

Note 19 Commitments and Contingencies

(a)	Claims and Litigation

From time to time, the Company and/or its subsidiaries may become defendants in legal actions and the Company intends to take appropriate action with respect to any such legal actions, including by defending itself vigorously against such legal claims as necessary. Other than the claims described below, as of the date of this report, Aurora is not aware of any other material or significant claims against the Company.

On November 29, 2017, a claim was commenced against the Company regarding 300,000 stock options with an exercise price of $0.39 per share issued to a consultant pursuant to an agreement dated March 16, 2015. The agreement was terminated on March 8, 2016, and in accordance with the Company’s stock option plan, the unexercised options expired 90 days from the date of the termination of the agreement. The option holder is attempting to enforce exercise rights which the Company believes do not exist. The Company believes the action to be without merit and intends to defend this claim. Examinations for discovery were completed in January 2019 and the parties are currently scheduling court dates. Due to the uncertainty of the timing and the amount of estimated future cash outflows relating to this claim, no provision has been recognized as at September 30, 2019.

On October 3, 2018, a claim was commenced against the Company regarding the failure to supply product under a recently acquired subsidiary’s supply agreement. The plaintiff is seeking specific performance of the supply agreement and damages for breach of contract for approximately $22.0 million (#eu#14.7 million) plus legal costs. In accordance with the terms of the agreement, the Company had terminated the contract due to a breach by the plaintiff. The Company intends to defend this claim. The parties are currently engaged in the document discovery process. Due to the uncertainty of timing and the amount of estimated future cash outflows relating to this claim, no provision has been recognized as at September 30, 2019.

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three months ended September 30, 2019 and 2018

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

In connection with the acquisition of MedReleaf, the Company assumed a contingent liability associated with a formerly terminated MedReleaf employee. The claimant was seeking performance under the terms of his employment agreement related to a severance obligation. The Company recognized a provision of $4.2 million as part of the purchase price allocation in the prior year and the amount was fully settled during the three months ended September 30, 2019.

(b)	Commitments

(i)	The Company has various lease commitments related to various office space, production equipment, vehicles, facilities and warehouses expiring between November 2019 and June 2033. The Company has certain operating leases with optional renewal terms that the Company may exercise at its option. The Company also has an option to purchase lands located in Cremona, Alberta which are currently being leased.

(ii)	In connection with the acquisition of MedReleaf, the Company has an obligation to purchase additional intangible assets on December 8, 2019 and December 8, 2020 through the issuance of common shares contingent upon the seller meeting specified revenue targets. The agreed upon purchase price of each intangible asset is $3.3 million and $3.0 million, respectively.

In addition to lease liability commitments disclosed in Note 23(b), the Company has the following future capital commitments and license and sponsorship fee payments, which are due in the next five fiscal years:

$
Remainder of 2020	209,241
2021	17,071
2022	19,919
2023	20,915
2024	21,961
Thereafter	53,316
342,423

Note 20 Revenue

The Company derives revenue from the transfer of goods and services over time and at a point-in-time from the following revenue streams:

Three months ended September 30, 2019	Point-in-time	Over-time	Total
	$	$	$
Cannabis
Revenue from sale of goods	82,883	-	82,883
Revenue from provision of services	-	1,844	1,844
Other
Revenue from sale of goods	430	-	430
Gross Revenue	83,313	1,844	85,157

Three months ended September 30, 2018	Point-in-time	Over-time	Total
	$	$	$
Cannabis
Revenue from sale of goods	25,943	-	25,943
Revenue from provision of services	-	3,216	3,216
Other
Revenue from sale of goods	515	-	515
Gross Revenue	26,458	3,216	29,674

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three months ended September 30, 2019 and 2018

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 21 Segmented Information

Operating Segments	Cannabis	Horizontally Integrated Businesses	Corporate (1)	Total
	$	$	$	$
Three months ended September 30, 2019
Gross Revenue	84,727	430	-	85,157
Gross profit	53,295	413	-	53,708
Net (loss) income	(64,372)	(210)	74,952	10,370

Three months ended September 30, 2018
Gross Revenue	29,159	515	-	29,674
Gross profit	7,914	136	-	8,050
Net (loss) income	(25,969)	(225)	130,375	104,181
(1)	Net income from corporate is primarily attributable to the unrealized gain on the derivative liability (Note 12(ii)).
Geographical Segments	Canada	European Union	Other	Total
	$	$	$	$
Non-current assets other than financial instruments
September 30, 2019	4,591,763	105,004	257,220	4,953,987
June 30, 2019	4,442,849	82,922	226,483	4,752,254

Three months ended September 30, 2019
Gross Revenue	78,981	5,620	556	85,157
Gross profit (loss)	48,689	5,114	(95)	53,708

Three months ended September 30, 2018
Gross Revenue	25,865	3,466	343	29,674
Gross profit	6,728	1,301	21	8,050

During the three months ended September 30, 2019, two of the Company’s customers represented approximately 22% of the Company’s gross revenue. Both customers were Canadian provincial government bodies.

Note 22 Fair Value of Financial Instruments

Financial instruments are measured either at fair value or at amortized cost. The table below lists the valuation methods used to determine the fair value of each financial instrument.

Fair Value Method
Financial Instruments Measured at Fair Value
Marketable securities	Closing market price of common shares as of the measurement date (Level 1)
Derivatives	Closing market price (Level 1) or Black-Scholes, Binomial, Monte-Carlo & FINCAD valuation model (Level 2 or 3)
Contingent consideration payable	Discounted cash flow model (Level 3)
Derivative liability	Kynex valuation model (Level 2)
Financial Instruments Measured at Amortized Cost
Cash and cash equivalents, restricted cash, accounts receivable	Carrying amount (approximates fair value due to short-term nature)
Accounts payable and accrued liabilities	Carrying amount (approximates fair value due to short-term nature)
Convertible debentures, loans and borrowings	Carrying value discounted at the effective interest rate which approximates fair value

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three months ended September 30, 2019 and 2018

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The carrying values of the financial instruments at September 30, 2019 are summarized in the following table:

	Amortized cost	FVTPL	Designated FVTOCI	Total
	$	$	$	$
Financial Assets
Cash and cash equivalents	152,526	-	-	152,526
Restricted cash	45,002	-	-	45,002
Accounts receivable, excluding sales taxes receivable	76,411	-	-	76,411
Marketable securities	-	-	39,404	39,404
Derivatives	-	71,906	-	71,906
Financial Liabilities
Accounts payable and accrued liabilities	163,579	-	-	163,579
Convertible debentures (1)	513,423	-	-	513,423
Contingent consideration payable	-	25,411	-	25,411
Loans and borrowings	282,305	-	-	282,305
Derivative liability	-	33,581	-	33,581
(1)	The fair value of convertible notes includes both the debt and equity components.

The following is a summary of financial instruments measured at fair value segregated based on the various levels of inputs:

	Level 1	Level 2	Level 3	Total
	$	$	$	$
As at September 30, 2019
Marketable securities	38,404	-	1,000	39,404
Derivative assets	-	49,820	22,086	71,906
Contingent consideration payable	-	-	25,411	25,411
Derivative liability	-	33,581	-	33,581

As at June 30, 2019
Marketable securities	142,248	-	1,000	143,248
Derivative assets	-	64,001	22,408	86,409
Contingent consideration payable	-	-	28,137	28,137
Derivative liability	-	177,395	-	177,395

There have been no transfers between fair value categories during the period.

The following is a continuity schedule of contingent consideration payable:

	CanvasRx	H2	Whistler	Immaterial transactions	Total
Balance, June 30, 2019	1,985	1,231	24,771	150	28,137
Unrealized loss from changes in fair value	8	(49)	104	-	63
Payments	(1,607)	(1,182)	-	-	(2,789)
Balance, September 30, 2019	386	-	24,875	150	25,411

The Company’s contingent consideration payable is measured at fair value based on unobservable inputs and is considered a level 3 financial instrument. The determination of the fair value of these liabilities is primarily driven by the Company’s expectations of the respective subsidiaries achieving certain milestones. The expected milestones were assigned probabilities and the expected related cash flows were discounted to derive the fair value of the contingent consideration. At September 30, 2019, the probability of achieving all milestones was estimated to be 100% and the discount rates were estimated to be 4.44%. If the probabilities of achieving the milestones decreased by 10%, the estimated fair value of the contingent consideration would decrease by approximately $2.5 million (June 30, 2019 - $2.8 million). If the discount rates increased or decreased by 5%, the estimated fair value of contingent consideration would increase or decrease by approximately $0.2 million (June 30, 2019 - $0.3 million). If the expected timing of the achievement is delayed by six months, the estimated fair value of contingent consideration would decrease by approximately $0.4 million (June 30, 2019 - $0.4 million).

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three months ended September 30, 2019 and 2018

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 23 Financial Instruments Risk

The Company is exposed to a variety of financial instrument related risks. The Board mitigates these risks by assessing, monitoring and approving the Company’s risk management processes.

(a)	Credit risk

Credit risk is the risk of a potential loss to the Company if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is moderately exposed to credit risk from its cash and cash equivalents, restricted cash, and accounts receivable. The risk exposure is limited to their carrying amounts reflected on the statement of financial position. The risk for cash and cash equivalents and restricted cash is mitigated by holding these instruments with highly rated Canadian financial institutions. As the Company does not invest in asset-backed deposits or investments, it does not expect any credit losses. The Company periodically assesses the quality of its investments and is satisfied with the credit rating of the financial institutions and the investment grade of its GICs.

Accounts receivable primarily consist of trade accounts receivable and sales tax receivable. The Company provides credit to certain customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk. Credit risk is generally limited for receivables from government bodies, which generally have low default risk, and medical sales direct to patients, where payment is required prior to the delivery of goods. Credit risk for non-government wholesale customers is assessed on a case-by-case basis and a provision is recorded where required. As of September 30, 2019, $24.5 million of accounts receivable are from non-government wholesale customers. All outstanding wholesale accounts receivable as at June 30, 2019 were collected by November 13, 2019. As of September 30, 2019, the Company recognized a $2.0 million provision for expected credit losses.

The Company’s aging of receivables was as follows:

	September 30, 2019	June 30, 2019
	$	$
0 - 60 days	62,683	59,725
61 - 120 days	28,511	43,768
	91,194	103,493

(b)	Liquidity risk

The composition of the Company’s accounts payable and accrued liabilities was as follows:

	September 30, 2019	June 30, 2019
	$	$
Trade payables	55,440	38,671
Accrued liabilities	71,806	79,933
Payroll liabilities	27,501	17,727
Excise tax payable	5,618	10,040
Other payables	3,214	6,513
	163,579	152,884

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with its financial liabilities when they are due. The Company manages liquidity risk through the management of its capital structure and resources to ensure that it has sufficient liquidity to settle obligations and liabilities when they are due. As at September 30, 2019, the Company has a $360.0 million Credit Facility with BMO, of which $1.6 million letters of credit are outstanding under Facility A, $144.4 million is outstanding under Facility B, and $50.0 million is outstanding under Facility C (Note 13(a)). On April 2, 2019, the Company filed a Shelf Prospectus and a corresponding Registration Statement with the SEC, which allows Aurora to make offerings of common shares, debt securities, subscription receipts, units, warrants or any combination thereof up to US$750.0 million during the 25-month period that the Shelf Prospectus is effective. In connection with the Shelf Prospectus, the Company also filed an ATM supplement which provides for US$400.0 million in common shares to be sold by registered dealers on behalf of Aurora in the United States through the NYSE at prevailing market prices at the time of sale. As at September 30, 2019, the Company had raised $57.5 million (US$43.2 million) gross proceeds under its ATM program.

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three months ended September 30, 2019 and 2018

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

In addition to the commitments outlined in Note 19, the Company has the following undiscounted contractual obligations as at September 30, 2019, which are expected to be payable in the following respective periods:

	Total	<1 year	2 - 3 years	4 - 5 years	> 5 years
	$	$	$	$	$
Accounts payable and accrued liabilities	163,579	163,579	-	-	-
Convertible notes and interest (1)	807,140	262,307	50,257	494,576	-
Lease liabilities (2)	185,797	12,370	22,344	21,049	130,034
Loans and borrowings excluding lease liabilities (2)	210,465	31,939	178,526	-	-
Contingent consideration payable	55,061	44,804	10,257	-	-
	1,422,042	514,999	261,384	515,625	130,034
(1)	Assumes the principal balance of the notes outstanding at September 30, 2019 remains unconverted and includes the estimated interest payable until the maturity date.
(2)	Includes interest payable until maturity date.

Note 24 Subsequent Events

Subsequent to September 30, 2019, the Company issued 21,499,485 common shares under the ATM (Note 23(b)) for gross proceeds of $107.2 million (US$81.2 million).

On November 14, 2019, the Company announced that it has provided notice to all holders of Aurora’s $230.0 million 5% unsecured convertible debentures due March 9, 2020 (Note 12(i)) of an option to voluntarily convert their debentures at a temporarily amended early conversion ratio equal to $1,000 principal amount of the debentures divided by an amended early conversion price (the “Amended Early Conversion Ratio”). The amended early conversion price will represent a 6% discount to the average daily VWAP of Aurora’s common shares on both the Canadian and U.S. stock exchanges on a forward looking basis, as outlined in the indenture dated March 9, 2018, as supplemented by a first supplemental indenture, between the Company and Computershare Trust Company of Canada (the “Trustee”) governing the debentures (the “Indenture”), which has been filed under the Company’s profile on SEDAR at www.sedar.com. Debenture holders who opt in will be able to convert their debentures at the Amended Early Conversion Ratio during the period from November 18, 2019 to November 20, 2019 (the “Amended Early Conversion Option”) and will  receive the following for each $1,000 principal amount of debentures converted: (i) all common shares contractually due under the Amended Early Conversion Ratio, (ii) accrued and unpaid interest from the last interest payment date, being June 30, 2019, to, but excluding, November 25, 2019, payable in cash, and (iii) future unpaid interest from November 25, 2019, to, but excluding, the date of maturity of the debentures, being March 9, 2020, payable in cash. Debenture holders who do not convert under the Amended Early Conversion Option will retain their full rights under the Indenture governing the debentures.